UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer))
LIBERTY MEDIA CORPORATION
(Name of Filing Person (Offeror/Issuer))
OPTIONS TO PURCHASE SERIES A LIBERTY INTERACTIVE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53071M104
(CUSIP Number of Class of Securities)

Charles Y. Tanabe	Copy to:
Executive Vice President and General Counsel LIBERTY MEDIA CORPORATION 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,177,369	$203.47

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 5,741,468 options to purchase the Issuer’s Series A Liberty Interactive common stock that are outstanding under the 2000 Incentive Plan, as amended and restated effective February 22, 2007, and the 2007 Incentive Plan, effective February 22, 2007, will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $5,177,369 calculated based on a Black-Scholes-Merton option pricing model based on (1) a price per share of Series A Liberty Interactive common stock of $2.86, the closing price of the Issuer’s Series A Liberty Interactive common stock as reported on The Nasdaq Global Select Market as of March 3, 2009, for 2,870,734 market options and (2) a price per share of Series A Liberty Interactive common stock of $6.00 for 2,870,734 premium options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the value of the transaction (prorated for amounts less than one million).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$203.47
	Form or Registration No.:	Schedule TO
	Filing Party:	Liberty Media Corporation
	Date Filed:	March 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)

     This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission on March 9, 2009, by Liberty Media Corporation, a Delaware corporation (“Liberty Media”), in connection with its offer to exchange certain outstanding stock options to purchase Series A Liberty Interactive common stock, par value $0.01 per share (“LINTA shares”), that are properly tendered and not properly withdrawn for new options to purchase LINTA shares from the employees of Liberty Media’s subsidiaries QVC, Inc and BuySeasons, Inc., upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, as amended (the “Offer to Exchange”), and the related election form and withdrawal form (which together, as they may be amended or supplemented from time to time, constitute the exchange offer).
     This Amendment is being filed for the following purposes: (i) to amend the timing of the New Option Grant Date and the Cancellation Date such that those two dates occur concurrently with the Expiration Date, with the result that the exercise price of the New Options will be determined on the Expiration Date rather than on the first business day after the Expiration Date, and (ii) to amend and supplement the “Forward Looking Statements,” “Conditions of the Exchange Offer” and “Schedule A” sections of the Offer to Exchange. In connection with this Amendment No. 1, Liberty Media is extending the Expiration Date of the Exchange Offer to 5:00 p.m., Eastern Daylight Savings Time, on April 6, 2009.
     The information in the Offer to Exchange is incorporated in this Amendment by reference in response to all of the applicable items in the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. All defined terms used in this Amendment have the same meaning as in the Offer to Exchange, unless otherwise indicated.
     The Offer to Exchange is hereby amended and supplemented as follows:
1.	The first three bullet points on the cover page of the Offer to Exchange are hereby amended by replacing such language in its entirety with the following:
•	“For every four Eligible Options that you exchange, you will receive two New Options of which:
•	one New Option (a “Market Option”) will have an exercise price per share equal to the last reported sale price per share of LINTA on The Nasdaq Global Select Market on the day the Exchange Offer expires (or April 6, 2009, unless the Exchange Offer is extended); and

•	the other New Option (a “Premium Option”) will have an exercise price per share equal to the greater of (a) the last reported sale price per share of LINTA on The Nasdaq Global Select Market on the day the Exchange Offer expires and (b) $6.00.”
2.	The third sentence of the fourth full paragraph on page ii of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
“We will grant the New Options on the same day as the Exchange Offer is closed, which will be April 6, 2009, unless we extend the period the Exchange Offer is open.”
3.	The first sentence of the definition of “New Option Grant Date” on page vii of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
     “The same date as the Expiration Date.”
4.	The first sentence in the answer portion of the third Q&A under the Section “Summary Term Sheet—General Overview of the Exchange Offer” on page 4 of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
     “All Eligible Options properly tendered into the Exchange Offer will be terminated, and all New Options will be granted, on the Expiration Date.”

5.	The last paragraph under the Section “Forward Looking Statements” on page 27 of the Offer to Exchange is hereby amended by replacing such paragraph in its entirety with the following:
“We caution you not to place undue reliance on the forward-looking statements contained in this offering document or in our Annual Report on Form 10-K. In addition, the safe harbor protections for forward-looking statements contained in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, do not apply to any forward-looking statements we make in connection with the Exchange Offer, including forward-looking statements from our Form 10-K which is incorporated herein by reference.”
6.	The second sentence of the definition of “New Option Grant Date” on page 30 of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
“That date will be the same date as the Expiration Date, which we expect will be April 6, 2009.”
7.	The first sentence of the last paragraph under the Section “The Exchange Offer—Procedure for Tendering Eligible Options—Our Acceptance Constitutes an Agreement” on page 33 of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
“Subject to our rights to extend, amend, withdraw and terminate this Exchange Offer in accordance with ‘The Exchange Offer—Conditions of The Exchange Offer’ and ‘The Exchange Offer—Extension of Exchange Offer; Termination; Amendment,’ we expect to accept and cancel, on the same day as the Expiration Date of the Exchange Offer, all properly tendered Eligible Options that have not been validly withdrawn.”
8.	The last sentence of the second paragraph under the Section “The Exchange Offer—Withdrawal Rights” on page 34 of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
“We intend to accept and cancel properly tendered Eligible Options on the same day as the scheduled Expiration Date.”
9.	The third sentence of the first paragraph under the Section “The Exchange Offer—Acceptance of Eligible Options For Exchange; Grant of New Options” on page 35 of the Offer to Exchange is hereby amended by replacing such sentence in its entirety with the following:
“Subject to the terms and conditions of this Exchange Offer, properly tendered and not validly withdrawn Eligible Options will be canceled on the same day as the Expiration Date.”
10.	The penultimate paragraph under the Section “Conditions of the Exchange Offer” on page 38 of the Offer to Exchange is hereby amended by adding the following sentence at the end thereof:
“If any of the foregoing conditions is not satisfied and we determine to withdraw or terminate this Exchange Offer, we will promptly so notify you by press release, e-mail or another form of written communication.”

11.	The Section “Schedule A” on pages A-1 to A-2 of the Offer to Exchange is hereby amended by adding the following at the end thereof:
     “Earnings (loss) Per Common Share (Basic and Diluted)
     The following table presents the basic and diluted net earnings (loss) per common share for each series of our tracking stock for the years ended December 31, 2008, 2007 and 2006. The following data should be read in conjunction with our consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, each of which is included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this offering document.

	2008	2007	2006

Basic net earnings (loss) per common share (1):
Series A and Series B Liberty Capital common stock	$(4.64)	—	—
Series A and Series B Liberty Entertainment common stock	$(1.19)	—	—
Series A and Series B Liberty Interactive common stock	$(1.31)	.70	.73
Old Series A and Series B Liberty Capital common stock	$41.88	12.67	1.86
Liberty Series A and Series B common stock	$—	—	.03

Diluted net earnings (loss) per common share (1):
Series A and Series B Liberty Capital common stock	$(4.64)	—	—
Series A and Series B Liberty Entertainment common stock	$(1.18)	—	—
Series A and Series B Liberty Interactive common stock	$(1.31)	.69	.73
Old Series A and Series B Liberty Capital common stock	$41.55	12.58	1.86
Liberty Series A and Series B common stock	$—	—	.03

(1)	Basic and diluted net earnings (loss) per share have been calculated for Liberty Capital and Liberty Entertainment common stock for the period subsequent to their initial issuance on March 3, 2008. Basic and diluted net earnings (loss) per share have been calculated for Liberty Interactive common stock for the periods subsequent to their initial issuance on May 9, 2006. Basic and diluted net earnings per share have been calculated for Old Liberty Capital (i.e., the Liberty Capital Group prior to the creation of the Liberty Entertainment Group) for the period from May 9, 2006 to March 3, 2008. Basic and diluted net earnings per share have been calculated for Liberty common stock for all periods prior to May 10, 2006.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MEDIA CORPORATION
By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President and General Counsel

Date: March 20, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009
(a)(1)(B)*	Election Form
(a)(1)(C)*	Withdrawal Form
(a)(1)(D)*	BuySeasons Cover Letter
(a)(1)(E)*	QVC Cover Letter
(a)(1)(F)*	Form of Email Communication to Employees
(a)(1)(G)*	Form of Individual Listing of Eligible Options
(a)(1)(H)	Form of QVC Email to Employees Regarding Amendment No. 1
(a)(1)(I)	Form of BuySeasons Email to Employees Regarding Amendment No. 1
(b)	Not applicable
(d)(1)*	Liberty Media Corporation 2000 Incentive Plan (As Amended and Restated Effective February 22, 2007) (the “2000 Incentive Plan”) (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on 10-K for the year ending December 31, 2008 as filed February 27, 2009 (the “2008 10-K”)
(d)(2)*	Liberty Media Corporation 2007 Incentive Plan (the “2007 Incentive Plan”) (incorporated by reference to Exhibit 10.16 to the 2008 10-K)
(d)(3)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for BuySeasons-General
(d)(4)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for QVC-General
(d)(5)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for BuySeasons-Designated
(d)(6)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for QVC-Designated
(d)(7)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for BuySeasons-General
(d)(8)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for QVC-General
(d)(9)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for BuySeasons-Designated
(d)(10)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for QVC-Designated
(g)	Not applicable
(h)	Not applicable

*	Previously filed with the Tender Offer Statement on March 9, 2009